Mail Stop 3-09

									December 9, 2004

Michael Schroeder
Vice President, Secretary and General Counsel
National Interstate Corporation
3250 Interstate Drive
Richfield, OH 44286-9000

Re:	National Interstate Corporation
		Registration Statement on Form S-1
	File Number 333-119270, Amendment No. 3

Dear Mr. Schroeder:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Critical Accounting Policies
Losses and Loss Adjustment Expenses (LAE) Reserves, pages 32 - 34

1. Refer to your response to comment 8. Please provide to us and disclose a more detailed description of your reserving process. Include a better description of what is involved in the "tests" performed by the actuaries. We maintain that the disclosure as written infers that multiple point estimates are generated and that management selects the most appropriate one. This is based on the statement that says that the "estimate may be one test, a weighted average of several tests, or a judgmental selection." Please clarify the disclosure to clearly indicate how management selects the final reserve estimate.

Report of Independent Registered Public Accounting Firm, page F-2

2. Please remove the "to be issued" language related to this report as well as the report included on page II-7 prior to requesting effectiveness.



Segment Information, page F-10

3. Refer to your response to comment 15. This response fails to address why the more detailed information reviewed by the CODM as evidenced in the report provided to us does not indicate multiple operating segments. We reemphasize our presumption from the previous comment that if the CODM receives the information, the CODM uses that information to manage the company. It appears that profitability decisions may be made at the lower level detailed in this report, which seems to indicate that the decision to focus on or deemphasize a particular line is made based on information contained in this report. If the company is aggregating these lines of business together under the guidance of SFAS 131, please provide to us the support that allows the company to do this and clearly disclose that the company is aggregating certain segments.

4. We continue to maintain that the disclosure of revenues at a lower
level similar to the information provided in other parts of this document is required under paragraph 37 of SFAS 131. We note that certain products are distinct enough to require a lower level of discussion to better understand the business in other portions of the document. Please provide the previously requested disclosure by major lines of business similar to the reserve disclosure on page 34 or the summary of revenue table on page 2.

*	*	*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Whitnie Storey at (202) 942-2851 or Jim Atkinson (202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Michael
Reedich at (202) 942-1815 or me at (202) 942-1840 with any other questions.


Sincerely,



Jeffrey Riedler
Assistant Director


cc:	April V. Boise, Esq.
Thompson Hine LLP
	127 Public Square, Suite 3900
	Cleveland, OH 44114

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